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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             ARTHROCARE CORPORATION
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             (Exact name of Registrant as specified in its charter)



                  Delaware                                 94-3180312
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(State of incorporation or organization)       (IRS Employer Identification No.)


                            595 North Pastoria Avenue
                               Sunnyvale, CA 94086
               (Address of principal executive offices) (Zip Code)

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Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered
    -------------------                     ------------------------------

           None                                            None



Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                                (Title of Class)

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of Class)


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Item 1.        Description of Securities to be Registered.

               On December 11, 1996, ArthroCare Corporation (the "Company") filed a Registration Statement on Form 8-A (the "Registration Statement") with the Securities and Exchange Commission in order to register preferred share purchase rights issuable in accordance with the terms of the Rights Agreement (the "Prior Rights Agreement") between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agent"), as rights agent, dated November 14, 1996. On October 2, 1998, the Company and the Rights Agent entered into the Amended Rights Agreement (the "Amended Rights Agreement"), which supersedes and replaces the Prior Rights Agreement as originally executed. The Amended Rights Agreement is substantially the same as the Prior Rights Agreement as originally executed, with the following principal exceptions:

        Distribution Date. Under the Prior Rights Agreement, the "Distribution Date" is defined as the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares; or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. Under the Amended Rights Agreement, the "Distribution Date" is defined as the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares; or (ii) 10 business days (or such later date as the Company's Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

        Expiration of Rights. Under the Prior Rights Agreement, the Rights will expire on the earliest of (i) November 14, 2006 (the "Final Expiration Date"),
(ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer (defined as an offer for all outstanding Common Shares determined by a majority of the Continuing Directors to be fair and otherwise in the best interests of the Company and its stockholders). Under the Amended Rights Agreement, the Rights will expire on the earliest of (i) November 14, 2006 (the "Final Expiration Date"), (ii) the time of redemption of the Rights as described below, or (iii) the time at which the Board of Directors orders the exchange of the Rights, as described below.





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        Right to Buy Company Common Shares. Under the Prior Rights Agreement,
unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding (other than pursuant to a Permitted Offer), then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below. The Amended Rights Agreement retains an identical structure for this "flip-in" provision, absent only the Permitted Offer exception.

        Right to Buy Acquiring Company Stock. Under the Prior Rights Agreement, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) the Company consummates a merger or other business combination transaction in which the Company is the continuing or surviving corporation, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of (i) the corporation acquiring the Company or
(ii) the Company or (iii) the purchaser of 50% or more of the Company's assets or earning power, respectively, such shares in each case having a value equal to two times the Exercise Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire). The Amended Rights Agreement retains an identical structure for this "flip-over" provision, absent only the Permitted Offer exception.

        Exchange Provision. Under both the Prior Rights Agreement and the Amended Rights Agreement, at any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right. In addition, however, the Amended Rights Agreement provides that if a majority of the Company's Board of Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the Rights cannot be exchanged if such exchange is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by a person or entity who proposed, nominated or supported a director of the Company so elected by written consent (an "Interested Person").

        Redemption. Under both the Prior Rights Agreement and the Amended Rights Agreement, at any time on or prior to the close of business on the earlier of
(i) the 10th day following the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares (the "Shares Acquisition Date") or such later date as may be determined by the Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. In addition, however, the




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Amended Rights Agreement provides that if a majority of the Company's Board of
Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the Rights cannot be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person.

        Amendment of Rights Agreement. Under both the Prior Rights Agreement and the Amended Rights Agreement, the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date of the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, however, the Amended Rights Agreement provides that if a majority of the Company's Board of Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the Rights Agreement cannot be amended in any manner reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person.

        The summary of the Prior Rights Agreement or the Amended Rights Agreement contained herein or in the Registration Statement as originally filed is a general description only, is subject to the detailed terms and conditions of the Amended Rights Agreement and is qualified in its entirety by reference to the Amended Rights Agreement. A copy of the Amended Rights Agreement is attached as Exhibit 1 hereto.


Item 2.        Exhibits.

               1. Amended Preferred Shares Rights Agreement, dated as of October 2, 1998, between ArthroCare Corporation and Norwest Bank Minnesota, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (1)

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(1)  Exhibit filed herewith.





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                                    SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                        ARTHROCARE CORPORATION


Date:  October 21, 1998
                                        By:   /s/ J. CASEY MCGLYNN
                                            --------------------------------
                                                  J. Casey McGlynn
                                                  Secretary